OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF COLORADO

CERTIFICATE OF DOCUMENT FILED

I,   Jena Griswold   , as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office, the attached document is a true and complete copy of the

Combined Statement of Conversion

with Document # 20201695628   of
C3 Capital, Inc.

Colorado Corporation

(Entity ID # 20201100100   )

consisting of   5   pages.

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 08/10/2020 that have been posted, and by documents delivered to this office electronically through 08/12/2020 @ 08:36:04.

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, and issued this official certificate at Denver, Colorado on 08/12/2020 @ 08:36:04 in accordance with applicable law. This certificate is assigned Confirmation Number 12525994   .



_____
Secretary of State of the State of Colorado

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.



Colorado Secretary of State
Date and Time: 08/12/2020 08:33 AM
ID Number: 20201100100

Document number: 20201695628
Amount Paid: $100.00

ABOVE SPACE FOR OFFICE USE ONLY

Statement of Conversion
filed pursuant to § 7-90-201.7 (3) of the Colorado Revised Statutes (C.R.S.)

1. For the converting entity, its ID number (if applicable), entity name or true name, form of entity,
jurisdiction under the law of which it is formed, and principal address are

ID number   20201100100
                   (Colorado Secretary of State ID number)

Entity name or true name   C-3, LLC

Form of entity   Limited Liability Company

Jurisdiction   Colorado

Street address   8400 East Prentice Avnue
                   (Street number and name)
                   Suite 1360
                   Greenwood Village   CO   80111
                   (City)   *(State)*   *(ZIP/Postal Code)*
                   COLORADO   United States
                   (Province – if applicable)   *(Country)*

Mailing address   P.O. BOX 216
(leave blank if same as street address)   *(Street number and name or Post Office Box information)*

                   KOHLER   WI   53044
                   (City)   *(State)*   *(ZIP/Postal Code)*
                                       United States .
                   (Province – if applicable)   *(Country)*

2. The entity name of the resulting entity is C3 Capital, Inc.   .
    (Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

3. The converting entity has been converted into the resulting entity pursuant to section 7-90-201.7, C.R.S.

4. *(If applicable, adopt the following statement by marking the box and include an attachment.)*
    ☐ This document contains additional information as provided by law.

5. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant
    legal consequences. Read instructions before entering a date.)*

    (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
    The delayed effective date and, if applicable, time of this document are _____.
                                                                            (mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or
acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is

such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing this document to be delivered for filing are

Werner	Christopher		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

2620 N. 40th Street
(Street number and name or Post Office Box information)

Sheboygan	WI	53083
(City)	*(State)*	*(ZIP/Postal Code)*

Sheboygan	United States .
(Province – if applicable)	*(Country)*

(If applicable, adopt the following statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.



Colorado Secretary of State
Date and Time: 08/12/2020 08:33 AM
ID Number: 20201100100

Document number: 20201695628
Amount Paid: $100.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation for a Profit Corporation
filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is

C3 Capital, Inc. .

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the corporation's initial principal office is

Street address   8400 East Prentice Avnue
(Street number and name)

Suite 1360

Greenwood Village   CO   80111
(City)   *(State)*   *(ZIP/Postal Code)*

COLORADO   United States
(Province – if applicable)   *(Country)*

Mailing address   P.O. BOX 216
(leave blank if same as street address)   *(Street number and name or Post Office Box information)*

KOHLER   WI   53044
(City)   *(State)*   *(ZIP/Postal Code)*

United States .
(Province – if applicable)   *(Country)*

3. The registered agent name and registered agent address of the corporation's initial registered agent are

Name
(if an individual)   Thatcher   Grayson   S.
(Last)   *(First)*   *(Middle)*   *(Suffix)*

or

(if an entity) _____
(Caution: Do not provide both an individual and an entity name.)

Street address   17 Cheyenne Mt. Blvd.
(Street number and name)

Colorado Springs   CO   80906
(City)   *(State)*   *(ZIP/Postal Code)*

Mailing address
(leave blank if same as street address)   *(Street number and name or Post Office Box information)*

    CO .
(City)   *(State)*   *(ZIP/Postal Code)*

(The following statement is adopted by marking the box.)

☒ The person appointed as registered agent above has consented to being so appointed.

4. The true name and mailing address of the incorporator are

Name
(if an individual)

Werner	Christopher		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

or

(if an entity) _____

(Caution: Do not provide both an individual and an entity name.)

Mailing address

2620 N. 40th Street
(Street number and name or Post Office Box information)

_____

Sheboygan	WI	53083
(City)	*(State)*	*(ZIP/Postal Code)*
Wisconsin	United States .	
(Province – if applicable)	*(Country)*	

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ The corporation has one or more additional incorporators and the name and mailing address of each additional incorporator are stated in an attachment.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

⦿ The corporation is authorized to issue   50,000,000   common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

◯ Information regarding shares as required by section 7-106-101, C.R.S., is included in an attachment.

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☐ This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are _____.
(mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are


Werner _____ Christopher _____ _____ _____
(Last)   *(First)*   *(Middle)*   *(Suffix)*

2620 N. 40th Street _____
(Street number and name or Post Office Box information)

_____

Sheboygan _____ WI __ 53083 _____
(City)   *(State)*   *(ZIP/Postal Code)*

Sheboygan _____ United States .
(Province – if applicable)   *(Country)*


(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).